

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Dana Green
Chief Executive Officer
GlobalTech Corp
3550 Barron Way, Suite 13a
Reno, NV 89511

      Re: GlobalTech Corp
          Amendment No. 5 to Form 10-K for the Fiscal Year Ended December 31, 2022
          Amendment No. 4 to Form 10-Q for the Quarterly Period Ended March 31, 2023
          Amendment No. 2 to Form 10-Q for the Quarterly Period Ended June 30, 2023
          File No. 000-56482

Dear Dana Green:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Technology

cc: Sean Neahusan